April 27, 2016

VIA EDGAR

Larry Spirgel, Esq.

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

RE:	xG Technology, Inc.
Preliminary Information Statement on Schedule 14A
Filed April 19, 2016
File No. 001-35988

Dear Mr. Spirgel:

We hereby submit the responses of xG Technology, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated April 26, 2016, to Roger Branton, Chief Financial Officer of the Company, in regard to the above-referenced Preliminary Information Statement on Schedule 14A.

For convenience of your reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. The proposed changes to our proxy that are referenced in below response have been provided as supplemental information to this correspondence. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amendment.

Proposal to Authorize the Board of Directors to Amend the Company's Certificate of Incorporation, as amended, to Effect a Reverse Split...

Authorized but Unissued Shares; Potential Anti-Takeover Effects, page 32

1.	We note in Proposal 6 the Company is seeking shareholder approval to increase the number of authorized shares. Please expand your disclosure under the reverse stock split proposal to discuss the potential impact of both proposals on the interests of existing shareholders.

Company Response: We have revised the disclosure in Proposal No. 3 to discuss the potential impacts of both the proposal for a reverse stock split and the proposal for to increase the number of authorized shares on the interests of existing shareholders.

Approval of Amendment to Our Certificate of Incorporation to Increase the Number of Authorized Shares of Our Capital Stock..., page 44

2.	Please clarify whether the increased authorized shares of common stock and blank check preferred are necessary to cover the issuance of the Series D Convertible Preferred Shares and underlying common stock to Integrated Microwave Technologies.

Company Response: We have revised the disclosure to clarify whether the increased authorized shares of common stock and blank check preferred stock are necessary to cover the issuance of the shares of Series D Convertible Preferred Stock and underlying common stock to Integrated Microwave Technologies.

Approval of Issuance of Shares of Series D Convertible Preferred Stock..., page 46

3.	Please expand the disclosure to include the description of the securities being issued and the financial information required by Item 11(e) of Schedule 14A.

Company Response: We have revised the disclosure under Proposal No. 7 to include the description of the terms of the Series D Convertible Preferred Stock being issued.

We respectfully submit that the financial information required by Item 11(e) and Item 13(a) of Schedule 14A need not be provided in connection with this Proposal No. 7. The Company was not required to obtain stockholder approval to enter into either the Asset Purchase Agreement or the Asset Purchase Modification Agreement, pursuant to which the Company acquired certain assets and liabilities that constitute the business of IMT.

The Company provided the financial statements and pro forma financial information required by Item 9.01 (a) and (b) of Form 8-K on Current Report to Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on February 3, 2016, as amended by Amendment No. 1 to Form 8-K filed on April 13, 2016, and by Amendment No. 2 to Form 8-K filed on April 21, 2016.

The Company is only seeking the approval of Proposal No. 7 in its efforts to remain in compliance with NASDAQ Marketplace Rule 4350(i)(1)(D)(ii), which requires that an issuer obtain stockholder approval prior to the issuances of common stock or securities convertible into or exchangeable for common stock at a price equal to or less than the greater of market or book value of such securities (on an as-converted basis) if such issuance equals 20% or more of the common stock or voting power of the issuer outstanding before the transaction. The Company does not believe that the information required by Item 11(e) and Item 13(a) of Schedule 14A is material for the exercise of prudent judgment in regard to the matter to be acted upon. The Company respectfully refers the Staff to Instruction 1 to Item 13 that provides the following:

“Notwithstanding the provisions of this Item, any or all of the information required by paragraph (a) of this Item not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted (emphasis added). In the usual case the information is deemed material to the exercise of prudent judgment where the matter to be acted upon is the authorization or issuance of a material amount of senior securities, but the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction, (emphasis added) the authorization of preferred stock without present intent to issue or the authorization of preferred stock for issuance for cash in an amount constituting fair value.”

As no stockholder approval was required for the Company to enter into either the Asset Purchase Agreement or the Asset Purchase Modification Agreement, the latter of which contemplated the issuance of the Series D Convertible Preferred Shares, and because the Company is only seeking approval for Proposal No. 7 to remain in compliance with Nasdaq Market place Rules, the Company believes that the information required pursuant to Item 11(e) and Item 13(a) of Schedule 14A may be omitted.

4.	Please explain the mechanics of determining the “Cash Proceeds” of the Series D Convertible Preferred and accrued interest prior to the issuance of the shares.

Company Response: We have revised the disclosure to explain the mechanics of determining the “Cash Proceeds” of the Series D Convertible Preferred Stock and accrued interest for purposes of issuing IMT further shares of Series D Convertible Preferred Stock.

5.	We note that you intend on registering each Tranche of common stock underlying the Series D Convertible Preferred Stock. Please tell us why you believe it is permissible to register all the common shares underlying the Series D Convertible Preferred prior to the common stock.

Company Response: As noted in our response to comment 3 above, we have revised the disclosure in the proxy statement to state the terms of the Series D Convertible Preferred Stock, including that the Series D Convertible Preferred Stock has a fixed conversion price of $0.10. As such, when we register the underlying shares of Series D Convertible Preferred Stock, a definitive number of shares of common stock will be registered as we know how many common shares each share of Series D Convertible Preferred Stock converts into.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact David E. Danovitch, Esq. of Robinson Brog Leinwand Greene Genovese & Gluck P.C., our outside securities counsel, at (212) 603-6300.

Sincerely,

xG Technology, Inc.

By:	/s/ Roger Branton
Roger Branton Chief Financial Officer